

September 15, 2011

<u>Via E-mail</u>
R. LaDuane Clifton
Chief Accounting Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804

      Re: **The LGL Group, Inc.**
               Form 10-K for the year ended December 31, 2010
               Filed March 24, 2011
               Form 10-Q for the period ended March 31, 2011
               Filed May 16, 2011
               File No. 001-00106

Dear Mr. Clifton:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jeffrey Jaramillo

               Jeffrey Jaramillo
               Accounting Branch Chief